Exhibit 7.4

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties hereto have caused this Joint Filing Agreement to be duly executed as of this 21st day of December, 2021.

GigAcquisitions4, LLC

By:	/s/ Dr. Avi S. Katz
Dr. Avi S. Katz
Manager

GigFounders, LLC

By:	/s/ Dr. Avi S. Katz
Dr. Avi S. Katz
Managing Member

/s/ Dr. Avi S. Katz
Dr. Avi S. Katz

/s/ Dr. Raluca Dinu
Dr. Raluca Dinu